CORPORATE ACCESS NUMBER: 206083370

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

STARFIELD COMMUNICATIONS GROUP INC.
CHANGED ITS NAME TO **STARFIELD RESOURCES INC.** ON 1997/12/18.

REGISTRAR OF CORPORATIONS

CORPORATE ACCESS NUMBER

20608337

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

STARFIELD COMMUNICATIONS GROUP INC.

AMENDED ITS ARTICLES ON OCTOBER 6, 1994.

Alberta

CORPORATE REGISTRY

Registrar of Corporations

CORPORATE ACCESS NUMBER

20608337

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE
OF
INCORPORATION

608337 ALBERTA INC.

WAS INCORPORATED IN ALBERTA ON APRIL 22, 1994

Registrar of Corporations

BUSINESS CORPORATIONS ACT
(SECTION 27 OR 171)

FORM 4

Alberta Consumer and Corporate Affairs

ARTICLES OF AMENDMENT

1. NAME OF CORPORATION	2. CORPORATE ACCESS #
STARFIELD COMMUNICATIONS GROUP INC.	20608337

3. THE ARTICLES OF THE ABOVE NAMED CORPORATION ARE AMENDED AS FOLLOWS:

PURSUANT TO SECTION 167(1)(a) OF THE BUSINESS CORPORATIONS ACT (ALBERTA) ARTICLE 1 OF THE CORPORATION IS AMENDED BY CHANGING THE NAME OF THE CORPORATION TO:

STARFIELD RESOURCES INC.

6. DATE	SIGNATURE	TITLE
DECEMBER 4, 1997	GLEN INDRA	DIRECTOR
FOR DEPARTMENT USE ONLY		FILED

FILED m

SEP 2 1 1994

Registrar of Corporations
Province of Alberta

BUSINESS CORPORATIONS ACT
(SECTION 27 OR 171)

FORM 4

Alberta Consumer and Corporate Affairs

ARTICLES OF AMENDMENT

FILED

Registrar ... Province ...

1. NAME OF CORPORATION	2. CORPORATE ACCESS #
608337 ALBERTA INC.	20608337

3. THE ARTICLES OF THE ABOVE NAMED CORPORATION ARE AMENDED AS FOLLOWS:

Article 1 of the Articles of Incorporation is amended pursuant to Section 167(1)(a) of the Business Corporations Act (Alberta) (the "Act") such that the corporation change its name to:

STARFIELD COMMUNICATIONS GROUP INC.

P--suant to section 167(1)(l) of the Act, the provisions in Article 3, . out in Schedule "B" to the Articles of Incorporation, be repealed and the words "No restriction" be substituted in its place.

Pursuant to section 167(1)(k) of the Act, the provisions in Article 4, set out in item (a) of Schedule "C" to the Articles of Incorporation, be changed from "a minimum of one director and maximum of seven" to "a minimum of three directors and a maximum of twelve".

Pursuant to section 167(1)(m) of the Act, the provisions in Article 6, set out in items (a) and (b) of Schedule "D" to the Articles of Incorporation, be repealed.

6. DATE	SIGNATURE	TITLE
Sept 19/94	[signature] BRUCE HAMILTON	PRESIDENT
FOR DEPARTMENT USE ONLY		FILED

...\articles.ame

Form 1

BUSINESS CORPORATIONS ACT
(Section 6)

ALBERTA CONSUMER AND CORPORATE AFFAIRS

ARTICLES OF INCORPORATION

1. Name of Incorporation

608387 ALBERTA INC.

2. The classes and any maximum number of shares that the corporation is authorized to issue.

The Corporation is authorized to issue an unlimited number of First Preferred Shares, an unlimited number of Second Preferred Shares and an unlimited number of Common Shares, each having the rights, privileges, restrictions and conditions set forth in Schedule "A" which is attached hereto and forms part of these Articles of Incorporation.

3. Restrictions if any on share transfers.

The annexed Schedule "B" is incorporated in this form.

4. Number (or minimum and maximum number) of directors.

The annexed Schedule "C" is incorporated in this form.

5. Restrictions if any on business the corporation may carry on.

N/A

6. Other provisions if any.

The annexed Schedule "D" is incorporated in this form.

7. Incorporators. Date: APR 20 1994

Name	Address (Include Postal Code)	Signature
CHRISTOPHER G. THOMAS	800, 11012 Macleod Trail, South Calgary, AB T2J 6A5	[signature]

Departmental Use Only

Corporate Access No. Incorporation Date:

ART-INC.F1

SCHEDULE "A"

To the Articles of Incorporation of

______ ALBERTA INC.

1. The First Preferred Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Issuance in Series: The First Preferred Shares may be issued from time to time in one or more series and, subject to these articles, the board of directors is authorized to fix, from time to time before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of First Preferred Shares.

(b) Ranking of First Preferred Shares: The First Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the First Preferred Shares of every other series and be entitled to preference over the Second Preferred Shares, the Common Shares and the shares of any other class ranking junior to the First Preferred Shares. The First Preferred Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Second Preferred Shares, the Common Shares and the shares of any other class ranking junior to the First Preferred Shares or as may be fixed in accordance with subparagraph 1(a).

(c) Approval by Holders of First Preferred Shares: The approval by the holders of the First Preferred Shares with respect to any and all matters referred to herein may, subject to the provisions of the Business Corporations Act (Alberta), be given in writing by the holders of all of the First Preferred Shares for the time being outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the First Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which meeting holders of not less than a majority of all First Preferred Shares then outstanding are present in person or represented by proxy; provided, however, that if at any such meeting, when

originally held, the holders of at least a majority of all First Preferred Shares then outstanding are not present in person or represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place, as may be fixed by the chairman of such meeting and at such adjourned meeting the holders of First Preferred Shares present in person or represented by proxy, whether or not they hold a majority of all First Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the First Preferred Shares hereinbefore mentioned. Notice of any such original meeting of the holders of the First Preferred Shares shall be given not less than 21 days nor more than 50 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called. No notice of any such adjourned meeting need be given unless such meeting is adjourned by one or more adjournments for an aggregate of 30 days or more from the date of such original meeting, in which latter case notice of the adjourned meeting shall be given in the manner prescribed for the original meeting as aforesaid. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of the shareholders.

2. The Second Preferred Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Issuance in Series: The Second Preferred Shares may be issued from time to time in one or more series, and subject to these articles, the board of directors is authorized to fix, from time to time before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Second Preferred Shares.

(b) Ranking of Second Preferred Shares: The Second Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or

winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the Second Preferred Shares of every other series and be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Second Preferred Shares. The Second Preferred Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Common Shares and the shares of any other class ranking junior to the Second Preferred Shares as may be fixed in accordance with subparagraph 2(a).

(c) Approval by Holders of Second Preferred Shares: The approval of the holders of the Second Preferred Shares with respect to any and all matters referred to herein may, subject to the provisions of the Business Corporations Act (Alberta), be given in writing by the holders of all of the Second Preferred Shares for the time being outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which meeting holders of not less than a majority of all Second Preferred Shares then outstanding are present in person or represented by proxy; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares then outstanding are not present in person or represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place, as may be fixed by the chairman of such meeting and at such adjourned meeting the holders of Second Preferred Shares present in person or represented by proxy, whether or not they hold a majority of all Second Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares hereinbefore mentioned. Notice of any such original meeting of the holders of the Second Preferred Shares shall be given not less than 21 days nor more than 50 days prior to the date fixed for such meeting and shall specify in general terms the purpose

for which the meeting is called. No notice of any such adjourned meeting need be given unless such meeting is adjourned by one or more adjournments for an aggregate of 30 days or more from the date of such original meeting, in which latter case notice of the adjourned meeting shall be given in the manner prescribed for the original meeting as aforesaid. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

3. The Common Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Voting: The holders of the Common Shares without nominal or par value shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote in respect of each Common Share without nominal or par value held at all such meetings.

(b) Dividends: Subject to the rights of the holders of the First Preferred Shares and Second Preferred Shares and any other class of shares ranking senior to the Common Shares, the holders of the Common Shares without nominal or par value shall be entitled to receive and participate rateably in any dividends declared by the board of directors in the Corporation.

(c) Liquidation, Dissolution or Winding-Up: Subject to the rights of the holders of the First Preferred Shares and Second Preferred Shares and any other class of shares ranking senior to the Common Shares, in the event of the liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purposes of winding up its affairs, the holders of the Common Shares without nominal or par value shall participate rateably in the distribution of the assets of the Corporation.

SCHEDULE "B"

To the Articles of Incorporation of

______ ALBERTA INC.

No share in the capital of the Corporation shall be transferred without the express consent of the directors of the Corporation expressed by the votes of a majority of the directors of the Corporation at a meeting of the board of directors or by an instrument or instruments in writing signed by a majority of the directors.

SCHEDULE "C"

To the Articles of Incorporation of

______ ALBERTA INC.

(a) The board of directors shall consist of such number of directors, being a minimum of one (1) director and a maximum of seven (7) directors, as may from time to time be determined by resolution of the board of directors.

(b) Subject to the foregoing, the directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting but the number of additional directors shall not at any time exceed one third (1/3) of the number of directors who held office at the expiration of the last annual meeting.

SCHEDULE "D"

To the Articles of Incorporation of

_______ ALBERTA INC.

(a) The number of shareholders of the Corporation, exclusive of persons who are in its employment and exclusive of persons who, having been formerly in the employment of the Corporation, were, while in that employment and have continued after the termination of that employment, to be shareholders of the Corporation, is limited to not more than 50, 2 or more persons who are the joint registered owners of 1 or more shares being counted as one shareholder.

(b) Any invitation to the public to subscribe for securities of the Corporation is prohibited.

(c) (i) The board of directors may from time to time, in such amounts and on such terms as it deems expedient charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any money borrowed, or other debt or liability of the Corporation;

(ii) The board of directors may from time to time delegate to such one or more of the directors and officers of the Corporation, as may be designated by the board, all or any of the powers conferred on the board above to such extent and in such manner as the board shall determine at the time of each such delegation.